UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 28, 2016

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Second Quarter Trading and First Half 2016 Results”, dated July 28, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 28, 2016	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew Second Quarter Trading and First Half 2016 Results

First half revenue increased 3%, led by 10% growth in Sports Medicine Joint Repair

28 July 2016

Smith & Nephew plc (LSE:SN, NYSE:SNN) results for second quarter and first half ended 2 July 2016:

	Trading[2]			Reported
	2 July 2016 $m	27 June 2015 $m	Underlying growth	2 July 2016 $m	27 June 2015 $m	Reported growth
Q2 Results[1]
Revenue	1,191	1,168	2%	1,191	1,168	2%

H1 Results[1]

Revenue	2,328	2,272	3%	2,328	2,272	2%
Trading profit	483	512	-3%
Operating profit				357	439	-19%*
Trading/operating profit margin (%)	20.8	22.5	-170bps	15.3	19.3	-400bps*
EPSA/ EPS (cents)	37.4	39.1		27.0	33.0

*	H1 2015 includes a one-off $45 million gain from patent infringement judgment (see Note 8)

Q2 Highlights1

•	Q2 revenue was $1,191 million, up 2% on an underlying and reported basis

•	Revenue growth of 3% in the Established Markets, with US up 4%

•	Emerging Markets revenue declined -2%, with double-digit growth in most markets offset by continued weakness in China and the Gulf States

•	Strong revenue growth from Sports Medicine Joint Repair and Knee Implant franchises

•	Blue Belt surgical robotics integration on-track, with first Total Knee case completed

•	$350 million divestment of Gynaecology and associated $300 million share buy-back announced

H1 Highlights1

•	H1 revenue was $2,328 million, up 3% underlying and 2% on a reported basis, with -2% currency headwind partially offset by 1% benefit from acquisitions

•	H1 Trading profit was $483 million, with Trading profit margin of 20.8% (2015 H1: 22.5%) primarily reflecting the expected significant first half transactional currency headwinds

•	H1 operating profit was $357 million, with operating margin of 15.3%, a reduction of 400bps due primarily to a $45 million gain from legal judgement recognised in H1 2015

•	Interim Dividend of 12.3¢ per share (2015: 11.8¢)

Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Q2 saw the continuation of many of the trends seen in the previous period, including growth of 10% in Sports Medicine Joint Repair and 5% in Knee Implants. The Emerging Markets improved from the previous quarter, despite conditions in China and the Gulf States remaining challenging, as previously highlighted. We expect our performance in China to begin to improve in the second half.

“For the first half of 2016 we delivered 3% revenue growth. The modest reduction in Trading profit was primarily due to the expected transactional currency headwind first signalled in 2015.

“The planned sale of our Gynaecology business demonstrates our disciplined strategic approach to capital deployment. More broadly, with strong core businesses, a growing pipeline of innovative products boosted by the recent acquisition of the robotics business Blue Belt Technologies, and more efficient operations, we are confident in our positioning and long-term prospects.”

News

Analyst conference call

An analyst meeting and conference call to discuss Smith & Nephew’s second quarter trading and first half 2016 results for the period ended 2 July 2016 will be held today, Thursday 28 July at 9.00am BST / 4.00am EDT. This will be webcast live and available for replay shortly after. The details can be found on the Smith & Nephew website at www.smith-nephew.com/results.

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Matthew Cole	+44 (0) 20 3727 1000
FTI Consulting

Notes

1.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2015 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired business combinations and recent business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the corresponding period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

2.	Certain items included in ‘Trading results’, such as trading profit, trading profit margin, trading cash flow, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

Smith & Nephew Second Quarter Trading and First Half 2016 Results

Second Quarter 2016 Trading Update

Our second quarter revenue was $1,191 million (2015: $1,168 million), an increase of 2% on an underlying and reported basis. A foreign exchange headwind of -1% was offset by acquisitions, which added 1% to the reported growth rate.

The second quarter 2016 comprised 64 trading days, one more than in the same period of 2015, which typically benefits our surgical businesses more than our Advanced Wound Management businesses, and the Established Markets more than the Emerging Markets.

Second Quarter Consolidated Revenue Analysis

	2 July 2016 $m	27 June 2015 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	1,191	1,168	2	2	1	-1

Consolidated revenue by franchise	2 July 2016 $m	27 June 2015 $m	Reported growth %	Underlying growth[a] %	Underlying growth[a] %
				Global	US	OUS[c]
Sports Medicine, Trauma & Other	487	469	4	4	5	3

Sports Medicine Joint Repair[b]	147	135	9	10
Arthroscopic Enabling Technologies[b]	160	157	2	4
Trauma & Extremities	119	125	-5	-6
Other Surgical Businesses	61	52	17	14

Reconstruction	391	374	5	3	3	3

Knee Implants[d]	238	221	8	5
Hip Implants[d]	153	153	0	0

Advanced Wound Management	313	325	-4	-3	6	-8

Advanced Wound Care	177	193	-8	-7
Advanced Wound Bioactives	93	89	4	4
Advanced Wound Devices	43	43	-1	1

Total	1,191	1,168	2	2	4	0

Consolidated revenue by geography	2 July 2016 $m	27 June 2015 $m	Reported growth %	Underlying growth[a] %
US	582	549	6	4
Other Established Markets[e]	429	426	1	1
Emerging Markets	180	193	-6	-2
Total	1,191	1,168	2	2

(a)	Underlying growth is defined in Note 1 on page 2
(b)	Included within the Q2 2015 analysis is a reclassification of $15 million of product sales formerly included in the Sports Medicine Joint Repair franchise which have now been included in the Arthroscopic Enabling Technologies franchise in order to present consistent analysis to the Q2 2016 results
(c)	Outside United States
(d)	Revenue growth for US knees 4%, OUS knees 6%, US hips 1%, OUS hips 0%
(e)	Australia, Canada, Europe, Japan and New Zealand

Q2 2016 Franchise Highlights

Sports Medicine Joint Repair continued to perform strongly, with revenue up 10% in the quarter, driven in particular by demand for our shoulder repair portfolio. We further strengthened our franchise in the period with the launch of the ULTRABUTTONà Adjustable Fixation Device for knee repair. In Arthroscopic Enabling Technologies the growth rate of 4% includes a strong contribution from our COBLATIONà technology acquired with ArthroCare.

In Trauma & Extremities positive revenue growth in the US was offset by the continuation of the difficult trading conditions in China and the Gulf States reported last quarter, resulting in an overall -6% decline in revenue from the franchise.

Our Other Surgical Businesses franchise delivered revenue growth of 14% in the quarter, with a strong contribution from Ear, Nose & Throat (‘ENT’), the larger business within this franchise, and new capital sales of our robotic NAVIOà Surgical System into both hospitals and Ambulatory Surgical Centres.

Performance in Reconstruction was led by another good quarter in Knee Implants, where we grew revenue by 5%, with continued high demand for our JOURNEYà II Total Knee System. Hip Implants revenue growth was flat in the quarter. We extended our REDAPTà Revision Femoral System with the addition of a monolithic stem and our 3D-printed titanium REDAPT Revision Acetabular Fully Porous Cup, launched last quarter, has been well received.

Advanced Wound Care performance declined -7%, reflecting continued weakness in China, a strong comparator and some weakness in Europe as we adapt our business to changing market dynamics. This overshadowed the positive growth in the US led by ALLEVYNà Life.

Advanced Wound Bioactives growth was 4%, an improvement over the first quarter, and we expect growth to accelerate across the year.

Revenue in Advanced Wound Devices was up 1%, with the effects of distributor destocking in China offset by another excellent quarter from our disposable negative pressure wound therapy (‘NPWT’) device PICOà.

First Half 2016 Results

Group revenue for the first half was $2,328 million (H1 2015: $2,272 million), an increase of 3% on an underlying basis and 2% on a reported basis. A foreign exchange headwind of -2% was partially offset by acquisitions, which added 1% to the reported growth rate. We benefited from four extra sales days in the first half of 2016 over 2015, and will have four fewer sales days in the second half than in 2015.

Our US business, which accounts for approximately 50% of Group revenue, performed strongly, with revenue up 6% on the first half of 2015. We delivered 2% revenue growth in our Other Established Markets. In the Emerging Markets, which represented 14% of Group revenue in the first half, revenue declined -4%, as trading in China and the Gulf States remained challenging. Excluding these, our Emerging Markets achieved double-digit revenue growth in the first half of the year.

In our Established Markets, the Sports Medicine franchises continue to perform strongly as we build upon our broad portfolio of joint repair products, instruments and enabling technologies. It is now two years since we completed the acquisition of ArthroCare and the expected benefits are coming through and we remain on-track to deliver $50 million of sales synergies by the end of 2017. Our Reconstruction business continues to have good momentum driven by our Knee Implant franchise. The Blue Belt Technologies integration is going well, giving us an exciting robotics platform from which we expect to drive strong growth.

Most of our Emerging Markets businesses continue to generate double-digit growth as we benefit from our investments in our business platform in recent years. In China, the slow-down in end-markets seen since mid-2015 was compounded by destocking in the distributor channel, resulting in a decline in sales in the last twelve months. Sports Medicine has now returned to positive growth in China as the level of stock in the channel has adjusted and we expect a recovery in the other franchises in the coming quarters, albeit that this is taking longer than originally anticipated in our Advanced Wound Management franchises. In the oil-dependent Gulf States, whilst we expect the recent difficult trading conditions to continue in the near-term, our experience from many years of successful trading gives us confidence in our longer-term prospects in the region.

We continue to innovate for value with new product launches and disruptive business models. A number of exciting new platforms are being introduced in 2016 including new camera and COBLATIONà systems in Sports Medicine and a new Negative Pressure Wound Therapy platform, RENASYSà Touch. We are also introducing a total knee indication on the NAVIO Surgical System, with the first patient case completed in July following FDA clearance in May of this year. This new indication has the potential to increase system utilisation, as approximately 80% of knee replacement procedures are total knee replacements, compared to less than 10% for partial knee replacements.

We continue to simplify and improve our operating model. Our programme to realise at least $120 million of annual savings, announced in 2014, is progressing ahead of plan. At the end of the first half of 2016 we had realised annual savings of $110 million. These savings are being driven by our focus on efficient procurement, the greater agility of the single managing director model and rationalisation of our office footprint in a number of countries.

In recent years we have undertaken a number of acquisitions, strengthening both our technology and product portfolio, and our Emerging Markets business. In May 2016 we signed a definitive agreement to divest our Gynaecology business for $350 million. Gynaecology has been rapidly built around Smith & Nephew’s resection technologies and comprises, primarily, the TRUCLEARà System for the hysteroscopic resection and removal of uterine tissue. This is expected to complete in August 2016.

First Half 2016 Consolidated Analysis

Smith & Nephew results for the first half ended 2 July 2016:

	Trading		Reported
	Half year	Half year	Half year	Half year
	2016	2015	2016	2015
	$m	$m	$m	$m
Results*

Revenue	2,328	2,272	2,328	2,272

Trading/operating profit	483	512	357	439
Trading/operating profit margin	20.8%	22.5%	15.3%	19.3%
Net interest charge	(24)	(21)	(24)	(18)
Other finance costs	(6)	(7)	(6)	(7)
Share of losses from associates	–	(3)	–	(3)

Profit before taxation	453	481	327	411
Taxation	(119)	(131)	(86)	(116)
Effective tax rate	26.3%	27.2%	26.3%	28.2%

Adjusted attributable/ attributable profit	334	350	241	295

EPSA/ EPS (cents)	37.4	39.1	27.0	33.0

*	See Notes 1 and 2 on page 2

Trading Analysis

Trading profit was $483 million in the first half (H1 2015: $512 million). The Trading profit margin was 20.8% (H1 2015: 22.5%), down 170 bps, primarily reflecting the significant transactional currency headwind first signalled in 2015, as well as the impact of reduced sales in China and the Gulf States and investment in Blue Belt Technologies, somewhat offset by the Group Optimisation programme and benefits from recent acquisitions.

The net interest charge for the first half was $24 million within Trading results (H1 2015: $21 million). Net debt was $1,695 million, an increase of $334 million from $1,361 million at 31 December 2015, mainly driven by acquisitions made in the period.

The tax rate on Trading results for the 2016 half year was 26.3% (2015: 27.2%). We continue to expect the tax rate on Trading results for the full year to be 26.5% or slightly lower, barring any changes to tax legislation (Full Year 2015: 26.8%).

Adjusted earnings per share (‘EPSA’) was 37.4¢ (74.8¢ per American Depositary Share, ‘ADS’) compared to 39.1¢ for the same period last year, with the reduction from the prior period due to the reduction in adjusted attributable profit.

Trading cash flow was $255 million in the half year. The Trading profit to cash conversion ratio was 53% (H1 2015: 75%), predominantly due to the timing of working capital movements.

Reported Analysis

Reported operating profit of $357 million (H1 2015: $439 million) is after integration and acquisition costs, as well as restructuring and rationalisation costs, amortisation of acquisition intangibles and legal and other items incurred in the first half (see Note 8 to the Interim Financial Statements). The prior year period included a gain of $45 million resulting from a patent infringement judgment in the US.

The net interest charge within reported results was $24 million (H1 2015: $18 million) with the increase from the prior period being due to interest on the patent infringement judgement recognised in 2015.

The tax rate on reported results for the 2016 half year was 26.3% compared to 28.2% for the 2015 half year. The reduction is due to a lower tax rate on Trading results for the 2016 half year and the specific tax treatment relating to the adjusting items between Trading and reported results.

Basic earnings per share was 27.0¢ (54.0¢ per ADS) (H1 2015: 33.0¢) with the reduction from the prior period due to the reduction in attributable profit.

Cash generated from operations was $380 million in the first half. This decreased from $579 million in the 2015 half year due to the impact of the cash receipt from the patent infringement judgement in 2015 and the timing of working capital movements.

Interim Dividend

Consistent with previous periods, the Interim Dividend is set by a formula and is equivalent to 40% of the total dividend for the previous year. The Board is therefore pleased to confirm that the Interim Dividend for the first half of 2016 is 12.3¢ per share (24.6¢ per ADS), compared with 11.8¢ last year. This equates to 9.4 pence per share at prevailing exchange rates as of 27 July 2016, an increase of more than 20% year-on-year. The Interim Dividend will be paid on 25 October 2016 to shareholders on the register at the close of business on 7 October 2016.

UK referendum regarding the European Union (‘EU’)

Smith & Nephew is a global medical technology company with a presence in more than 100 countries. Within the EU we have commercial offices in most countries and manufacturing sites in Germany and the UK. Our UK revenue accounted for 6% of Group revenue in 2015. Smith & Nephew believes that the outcome of the UK referendum regarding the EU will not have a significant impact on our ability to conduct business into and out of the EU in the short to medium term. However, we recognise that we are entering a period of uncertainty as the exit process is agreed and we are monitoring political and macro-economic developments closely.

Outlook

For the second half we expect the positive trends in Reconstruction and Sports Medicine to continue, and we expect a partial improvement in China, somewhat offset by ongoing weak conditions in the Gulf States. As usual, second half trading profit margin is expected to exceed that delivered in the first half, although held back by negative operational gearing resulting from the slower than anticipated sales growth mainly in the Emerging Markets.

The planned sale of our Gynaecology business demonstrates our disciplined strategic approach to capital deployment. Our shareholders will benefit directly through a $300 million share buy-back programme commencing in the second half of 2016. The divestment is expected to be broadly neutral to EPSA in 2017, after the share buy-back, and to reduce EPSA by less than 1.0¢ in 2016.

Forward calendar

The Q3 Trading Report will be released on 3 November 2016.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2015 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

First Half Consolidated Revenue Analysis

	2 July 2016 $m	27 June 2015 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	2,328	2,272	2	3	1	-2

Consolidated revenue by franchise	2 July 2016 $m	27 June 2015 $m	Reported growth %	Underlying growth[a] % Global	Underlying growth[a] %
					US	OUS[c]
Sports Medicine, Trauma & Other	955	923	3	4	8	1

Sports Medicine Joint Repair[b]	288	266	8	10
Arthroscopic Enabling Technologies[b]	316	310	2	4
Trauma & Extremities	233	248	-6	-6
Other Surgical Businesses	118	99	19	16

Reconstruction	778	734	6	5	6	4

Knee Implants[d]	472	430	10	7
Hip Implants[d]	306	304	1	2

Advanced Wound Management	595	615	-3	-1	3	-4

Advanced Wound Care	348	371	-6	-4
Advanced Wound Bio-actives	165	164	0	1
Advanced Wound Devices	82	80	2	6

Total	2,328	2,272	2	3	6	0

Consolidated revenue by geography	2 July 2016 $m	27 June 2015 $m	Reported growth %	Underlying growth[a] %
US	1,145	1,059	8	6
Other Established Markets[e]	850	848	0	2
Emerging Markets	333	365	-9	-4

Total	2,328	2,272	2	3

(a)	Underlying growth is defined in Note 1 on page 2
(b)	Included within the H1 2015 analysis is a reclassification of $28 million of product sales formerly included in the Sports Medicine Joint Repair franchise which have now been included in the Arthroscopic Enabling Technologies franchise in order to present consistent analysis to the H1 2016 results
(c)	Outside United States
(d)	Revenue growth for US knees 7%, OUS knees 7%, US hips 3%, OUS hips 1%
(e)	Australia, Canada, Europe, Japan and New Zealand

2016 HALF YEAR CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the half year to 2 July 2016

		Half year	Half year
	Notes	2016 $m	2015 $m
Revenue	2	2,328	2,272
Cost of goods sold		(632)	(566)

Gross profit		1,696	1,706
Selling, general and administrative expenses		(1,226)	(1,157)
Research and development expenses		(113)	(110)

Operating profit	8	357	439
Interest receivable		2	7
Interest payable		(26)	(25)
Other finance costs		(6)	(7)
Share of losses from associates		–	(3)

Profit before taxation		327	411
Taxation	3	(86)	(116)

Attributable profitA		241	295

Earnings per shareA
Basic	8	27.0 ¢	33.0 ¢
Diluted		26.9 ¢	32.8 ¢

Unaudited Group Statement of Comprehensive Income for the half year to 2 July 2016

	Half year 2016 $m	Half year 2015 $m
Attributable profitA	241	295
Other comprehensive income
Items that will not be reclassified to income statement
Re-measurement of net retirement benefit obligations	(62)	(15)
Taxation on other comprehensive income	19	–

Total items that will not be reclassified to income statement	(43)	(15)

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	(2)	(67)
Net losses on cash flow hedges	(22)	(5)

Total items that may be reclassified subsequently to income statement	(24)	(72)

Other comprehensive loss for the period, net of tax	(67)	(87)

Total comprehensive income for the periodA	174	208

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Group Balance Sheet as at 2 July 2016

	Notes	2 July 2016 unaudited $m	31 Dec 2015 audited $m	27 June 2015 unaudited $m
ASSETS
Non-current assets
Property, plant and equipment		946	932	908
Goodwill		2,227	2,012	2,038
Intangible assets		1,535	1,502	1,639
Investments		13	13	13
Investment in associates		114	115	103
Retirement benefit assets		5	13	7
Deferred tax assets		110	105	75

		4,950	4,692	4,783

Current assets
Inventories		1,291	1,217	1,185
Trade and other receivables		1,166	1,138	1,159
Cash at bank	6	85	120	88

		2,542	2,475	2,432
Assets held for sale	10	10	–	–

TOTAL ASSETS		7,502	7,167	7,215

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		182	183	183
Share premium		595	590	581
Capital redemption reserve		13	12	12
Treasury shares		(283)	(294)	(304)
Other reserves		(280)	(256)	(136)
Retained earnings		3,717	3,731	3,713

Total equity		3,944	3,966	4,049

Non-current liabilities
Long-term borrowings	6	1,708	1,434	1,532
Retirement benefit obligations	7b	230	184	222
Trade and other payables		94	29	44
Provisions		143	133	66
Deferred tax liabilities		38	77	77

		2,213	1,857	1,941

Current liabilities
Bank overdrafts and loans	6	71	46	66
Trade and other payables		842	842	799
Provisions		155	193	79
Current tax payable		277	263	281

		1,345	1,344	1,225

Total liabilities		3,558	3,201	3,166

TOTAL EQUITY AND LIABILITIES		7,502	7,167	7,215

Unaudited Condensed Group Cash Flow Statement for the half year to 2 July 2016

	Half year 2016 $m	Half year 2015 $m
Cash flows from operating activities
Profit before taxation	327	411
Net interest payable	24	18
Depreciation, amortisation and impairment	214	226
Share of losses from associates	–	3
Share-based payments expense	14	13
Net post-retirement obligations movements	(11)	(15)
Movement in working capital and provisions	(188)	(77)

Cash generated from operating activities	380	579
Net interest and finance costs paid	(24)	(17)
Income taxes paid	(87)	(72)

Net cash inflow from operating activities	269	490

Cash flows from investing activities
Acquisitions, net of cash acquired	(214)	(16)
Capital expenditure	(174)	(161)
Trade investments	–	1

Net cash used in investing activities	(388)	(176)

Net cash (outflow)/inflow before financing activities	(119)	314

Cash flows from financing activities
Proceeds from issue of ordinary share capital	5	7
Proceeds from own shares	1	1
Purchase of own shares	(47)	(51)
Equity dividends paid	(170)	(166)
Cash movements in borrowings	276	(126)
Settlement of currency swaps	4	(4)

Net cash from/(used in) financing activities	69	(339)

Net decrease in cash and cash equivalents	(50)	(25)
Cash and cash equivalents at beginning of period	102	65
Exchange adjustments	1	(2)

Cash and cash equivalents at end of periodB	53	38

B	Cash and cash equivalents at the end of the period are net of overdrafts of $32 million (27 June 2015: $50 million).

Unaudited Group Statement of Changes in Equity for the half year to 2 July 2016

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2016 (audited)	183	590	12	(294)	(256)	3,731	3,966
Attributable profitA	–	–	–	–	–	241	241
Other comprehensive incomeA	–	–	–	–	(24)	(43)	(67)
Purchase of own sharesC	–	–	–	(47)	–	–	(47)
Equity dividends paid	–	–	–	–	–	(170)	(170)
Share-based payments recognised	–	–	–	–	–	14	14
Deferred taxation on share-based payments	–	–	–	–	–	1	1
Cost of shares transferred to beneficiaries	–	–	–	18	–	(17)	1
Cancellation of treasury sharesC	(1)	–	1	40	–	(40)	–
Issue of ordinary share capital	–	5	–	–	–	–	5

At 2 July 2016	182	595	13	(283)	(280)	3,717	3,944

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2015 (audited)	184	574	11	(315)	(64)	3,650	4,040
Attributable profitA	–	–	–	–	–	295	295
Other comprehensive incomeA	–	–	–	–	(72)	(15)	(87)
Purchase of own sharesC	–	–	–	(51)	–	–	(51)
Equity dividends paid	–	–	–	–	–	(166)	(166)
Share-based payments recognised	–	–	–	–	–	13	13
Deferred taxation on share-based payments	–	–	–	–	–	(3)	(3)
Cost of shares transferred to beneficiaries	–	–	–	22	–	(21)	1
Cancellation of treasury sharesC	(1)	–	1	40	–	(40)	–
Issue of ordinary share capital	–	7	–	–	–	–	7

At 27 June 2015	183	581	12	(304)	(136)	3,713	4,049

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C	Shares issued in connection with the Group’s share incentive plans are bought back on a quarterly basis. During the half year ended 2 July 2016, a total of 2.9 million ordinary shares were purchased at a cost of $47 million and 2.9 million ordinary shares were cancelled (2015: 2.9 million ordinary shares were purchased at a cost of $51 million and 2.9 million ordinary shares were cancelled).

Notes to the Condensed Consolidated Interim Financial Statements

1.	Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries. These Interim Financial Statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2015. The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s judgement are: valuation of inventories; impairment; liability provisioning; taxation and business combinations. There has been no change in the methodology of applying management judgement to these policies since the year ended 31 December 2015.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The Directors believe that the Group is well placed to manage its business risk appropriately. The Directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2015. These continue to be: product portfolio development; acquisitions and business development; government action, pricing and reimbursement pressure; business operations, supply chain and business recovery; IT system disruption and cyber crime; talent retention and organisational change; product safety, quality, regulation and litigation and reputation, ethics, bribery and corruption. Further detail on these risks can be found in the annual accounts of the Group for the year ended 31 December 2015 on pages 44-48. The Group is monitoring developments following the UK referendum on June 23 to leave the EU as discussed on page 7. New risks may arise once negotiation of the terms of the UK’s exit commence.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2015. The Group’s statutory financial statements for the year ended 31 December 2015 have been delivered to the Registrar of Companies.

2.	Business segment information

The Group is engaged in a single business activity, being the development, manufacture and sales of medical technology products and services.

Development, manufacturing, supply chain and central functions are managed globally for the Group as a whole. Sales are managed through three geographical regions, with a president for each who is responsible for the commercial review of that region. The Executive Committee (‘ExCo’) (formerly the Commercial Operations team (‘CommOps’)), comprises geographical presidents and certain heads of function and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information on an integrated basis for the Group as a whole and determines the best allocation of resources to Group-wide projects. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 8. In assessing performance, ExCo also consider financial information presented on a geographical selling region and product franchise basis for revenue. Financial information for corporate and functional costs is presented on a Group-wide basis.

The results of the single segment are shown below.

2a.	ExCo evaluates the performance of the single operating segment by considering its trading profit, which is reconciled to the statutory measure for the Group below:

	Half year 2016	Half year 2015
	$m	$m
Revenue	2,328	2,272

Cost of goods soldD	(632)	(566)
Selling, general and administration expensesD	(1,100)	(1,084)
Research and development expenses	(113)	(110)

Trading profitD	483	512

Non-trading itemsD	(126)	(73)

Operating profit	357	439

D	The above financial measures are not prepared in accordance with IFRS. The reconciliation to the most directly comparable financial measures calculated in accordance with IFRS is presented in Note 8.

	Underlying	Acquisitions	Currency	Reported
	growth	& disposals	impact	growth
	%	%	%	%
Half Year
Revenue growth	3	1	(2)	2
Trading profit growth	(3)	(1)	(2)	(6)

Further description of why the ExCo focuses on the underlying revenue growth and trading measures, and how this reconciles to operating profit, is detailed in Note 8.

2.	Business segment information (continued)

2b.	The following table shows Group revenue by product franchise:

	Half year 2016	Half year 2015
	$m	$m
Sports Medicine, Trauma & Other	955	923

Sports Medicine Joint RepairE	288	266
Arthroscopic Enabling TechnologiesE	316	310
Trauma & Extremities	233	248
Other Surgical Businesses	118	99

Reconstruction	778	734

Knee Implants	472	430
Hip Implants	306	304

Advanced Wound Management	595	615

Advanced Wound Care	348	371
Advanced Wound Bioactives	165	164
Advanced Wound Devices	82	80

Total	2,328	2,272

E	Included within the HY 2015 analysis is a reclassification of $28 million of product sales formerly included in the Sports Medicine Joint Repair franchise which have now been included in the Arthroscopic Enabling Technologies franchise in order to present consistent analysis to the HY 2016 results.

2c.	The following table shows Group revenue by geographic area, including material countries. Sales are attributed to the country in which the entity that made the sale legally resides. No individual customer comprises more than 10% of the Group’s external sales.

	Half year 2016	Half year 2015
	$m	$m
Revenue by geographic market
US	1,145	1,059
Other Established MarketsF	850	848
Emerging Markets	333	365

Total	2,328	2,272

F	Other Established Markets comprises Australia, Canada, Europe, Japan and New Zealand. UK revenue for the half year was $138 million (2015: $141 million).

3.	Taxation

The tax rate on Trading results for the 2016 half year was 26.3% (2015: 27.2%). The reported tax rate for the 2016 half year was 26.3% (2015: 28.2%). Details of the reconciliation between Trading results and reported results are set out in Note 8.

4.	Dividends

The 2015 final dividend totalling $170 million was paid on 11 May 2016. The Interim Dividend of 2016 of 12.3 US cents per ordinary share was declared by the Board on 28 July 2016. This dividend is payable on 25 October 2016 to shareholders whose names appear on the register at the close of business on 7 October 2016. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 7 October 2016. Shareholders may participate in the dividend re-investment plan and elections must be made by 7 October 2016.

5.	Acquisitions

Half year ended 2 July 2016

During the half year ended 2 July 2016 the Group acquired two medical technology businesses deemed to be business combinations within the scope of IFRS 3.

On 4 January 2016, the Group completed the acquisition of 100% of the share capital of Blue Belt Holdings Inc, a business specialising in robotic technologies. The estimated fair value of consideration is $265 million and includes $51 million deferred consideration. The provisional fair values of assets acquired were:

2016 $m
Identifiable assets acquired and liabilities assumed
Intangible assets	70
Property, plant & equipment and inventory	13
Other net current liabilities	(11)
Provisions	(10)
Net deferred tax assets	14

Net assets	76
Goodwill	186

Consideration (net of $3m cash acquired)	262

The goodwill is attributable to the revenue synergies of providing a full robotic surgery offering and future applications of the technological expertise. The goodwill is not expected to be deductible for tax purposes.

On 8 January 2016 the Group completed the acquisition of all product and intellectual property assets related to BST-CarGel, a first-line cartilage repair product from Piramal Healthcare (Canada) Limited. The estimated fair value of the consideration is $41 million and included $36 million of deferred and contingent consideration. The provisional fair values of net assets acquired is product intangible assets of $15 million, inventory of $1 million, and a deferred tax liability of $1 million. The provisional estimate of goodwill, which is expected to be deductible for tax purposes, arising on the acquisition is $26 million. It is attributable to the future penetration into new markets expected from the transaction.

If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition dates, the acquisition accounting will be revised.

During the half year ended 2 July 2016, the contribution to revenue and attributable profit from these acquisitions is immaterial. If the acquisitions had occurred at the beginning of the year, their contribution to revenue and attributable profit would have also been immaterial.

Half year ended 27 June 2015

During the half year ended 27 June 2015, the Group acquired the Colombian distributor of its orthopaedic reconstruction, trauma and sports medicine products. This acquisition is deemed to be a business combination within the scope of IFRS 3.

The total fair value of the consideration was $21 million and included $7 million of deferred consideration. As at the acquisition date, the aggregated value of the net assets acquired was $11 million giving rise to goodwill on the acquisition of $10 million. There have been no adjustments made to the provisional fair values. This is attributable to the additional economic benefits expected from the transaction, including the assembled workforces, which have been transferred as part of the acquisitions. The goodwill recognised is not expected to be deductible for tax purposes.

During the half year ended 27 June 2015, the contribution to revenue and attributable profit from this acquisition is immaterial. If this acquisition had occurred at the beginning of the year, its contribution to revenue and attributable profit would have also been immaterial.

6.	Net debt

Net debt as at 2 July 2016 comprises:

	2 July	27 June
	2016	2015
	$m	$m
Cash at bank	85	88
Long-term borrowings	(1,708)	(1,532)
Bank overdrafts and loans due within one year	(71)	(66)
Net currency swap liabilities	(7)	(1)
Net interest rate swap assets/(liabilities)	6	(2)

	(1,695)	(1,513)

The movements in the period were as follows:
Opening net debt as at 1 January	(1,361)	(1,613)
Cash flow before financing activities	(119)	314
Proceeds from issue of ordinary share capital	5	7
Proceeds from own shares	1	1
Purchase of own shares	(47)	(51)
Equity dividends paid	(170)	(166)
Exchange adjustments	(4)	(5)

	(1,695)	(1,513)

7a.	Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	2 July	31 Dec	2 July	31 Dec	Fair
	2016	2015	2016	2015	value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	33	31	33	31	Level 2
Investments	13	13	13	13	Level 3
Currency swaps	–	1	–	1	Level 2
Interest rate swaps	6	1	6	1	Level 2

	52	46	52	46

Financial assets not measured at fair value
Trade and other receivables	1,045	1,022	1,045	1,022
Cash at bank	85	120	85	120

	1,130	1,142	1,130	1,142

Total financial assets	1,182	1,188	1,182	1,188

Financial liabilities at fair value
Contingent and deferred consideration	116	27	116	27	Level 3
Forward foreign exchange contracts	57	23	57	23	Level 2
Currency swaps	7	3	7	3	Level 2
Private placement debt	206	201	206	201	Level 2

	386	254	386	254

Financial liabilities not measured at fair value
Bank overdrafts	32	18	32	18
Bank loans	606	326	606	326
Private placement debt	926	925	990	949
Finance lease liabilities	9	10	9	10
Trade and other payables	756	818	756	818

	2,329	2,097	2,393	2,121

Total financial liabilities	2,715	2,351	2,779	2,375

With the exception of private placement debt as presented above, the carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value.

The fair values of the Group’s long-term borrowings, which are not traded publicly, are estimated by discounting future contractual cashflows to net present values at the current market interest rates available to the Group for similar financial instruments.

The fair values of contingent and deferred consideration are estimated using discounted cash flow models. The valuation models consider the possible scenarios relating to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. The valuation model considers the present value of expected payments adjusted for risk and discounted using a risk-free discount rate.

7b.	Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have decreased since 31 December 2015 by 100bps to 2.8% and 70bps to 3.6% respectively. This decrease, offset by decreases in inflation rates and favourable asset performances, led to a re-measurement loss of $62 million recognised in Other Comprehensive Income.

8.	Definitions of and reconciliation to measures included within ‘Trading results’

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, EPSA, trading cash flow and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segment and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using the constant fixed rate.

Trading profit, trading profit margin and trading cash flow

Trading profit and trading cash flow are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

Underlying growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are measures, which present the growth trend in the long-term profitability of the Group. Underlying growth in trading profit is used to compare the period-on-period growth in trading profit on a like-for-like basis. This is achieved by adjusting for the impact of business combinations and disposals and for movements in exchange rates in the same manner as underlying revenue growth is determined, as described above.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the half year to 2 July 2016	Trading results 2016	Acquisition related costs	Restructuring & rationalisation costs	Amortisation of acquisition intangibles	Legal & other	Capital expenditure	Reported results 2016
	$m	$m	$m	$m	$m	$m	$m
Revenue	2,328	–	–	–	–	–	2,328
Cost of goods sold	(632)	–	–	–	–	–	(632)

Gross profit	1,696	–	–	–	–	–	1,696
Selling, general and administration expenses	(1,100)	(6)	(35)	(67)	(18)		(1,226)
Research and development expenses	(113)	–	–	–	–	–	(113)

Trading/operating profit	483	(6)	(35)	(67)	(18)	–	357

Trading/operating profit margin	20.8%						15.3%
Interest receivable	2	–	–	–	–	–	2
Interest payable	(26)	–	–	–	–	–	(26)
Other finance costs	(6)	–	–	–	–	–	(6)

Profit before taxation	453	(6)	(35)	(67)	(18)	–	327
Taxation	(119)	1	6	21	5	–	(86)

Effective tax rate	26.3%						26.3%

Adjusted attributable/attributable profit	334	(5)	(29)	(46)	(13)	–	241

EPSA/EPS	37.4 ¢	(0.6 ¢)	(3.2 ¢)	(5.1 ¢)	(1.5 ¢)	–	27.0 ¢
Weighted average number of shares (m)	894						894
Trading cash flow/cash generated from operating activities	255	(10)	(37)	–	(2)	174	380
Trading profit to cash conversion ratio (%)	53%

For the half year to 27 June 2015	Trading results 2015	Acquisition related costs	Restructuring & rationalisation costs	Amortisation of acquisition intangibles	Legal & other		Capital expenditure	Reported results 2015
	$m	$m	$m	$m	$m		$m	$m
Revenue	2,272	–	–	–	–		–	2,272
Cost of goods sold	(566)	–	–	–	–		–	(566)

Gross profit	1,706	–	–	–	–		–	1,706
Selling, general and administration expenses	(1,084)	(13)	(19)	(78)	37			(1,157)
Research and development expenses	(110)	–	–	–	–		–	(110)

Trading/operating profit	512	(13)	(19)	(78)	37		–	439

Trading/operating profit margin	22.5%							19.3%
Interest receivable	2	–	–	–	5		–	7
Interest payable	(23)	(2)	–	–	–		–	(25)
Other finance costs	(7)	–	–	–	–		–	(7)
Share of losses from associates	(3)	–	–	–	–		–	(3)

Profit before taxation	481	(15)	(19)	(78)	42		–	411
Taxation	(131)	4	5	23	(17)		–	(116)

Effective tax rate	27.2%							28.2%

Adjusted attributable/attributable profit	350	(11)	(14)	(55)	25		–	295

EPSA/EPS	39.1 ¢	(1.2 ¢)	(1.6 ¢)	(6.1 ¢)	2.8	¢	–	33.0 ¢
Weighted average number of shares (m)	894							894
Trading cash flow/cash generated from operating activities	382	(20)	(21)	–	77		161	579
Trading profit to cash conversion ratio (%)	75%

Acquisition related costs and cash flows: For the half year to 2 July 2016, these costs primarily relate to the costs associated with the Blue Belt Technologies and other acquisitions. For the half year to 27 June 2015, these costs relate to ongoing ArthroCare integration costs.

Restructuring and rationalisation costs: For the half year to 2 July 2016 and 27 June 2015, these costs relate to the ongoing implementation of the Group Optimisation plan that was announced in May 2014. The $35 million charge includes redundancy amounts of $15 million and consultancy costs of $6 million.

Amortisation of acquisition intangibles: For both the half years to 2 July 2016 and 27 June 2015, charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the half year to 2 July 2016, the charge relates to the costs incurred to progress significant Arthrex and metal-on-metal legal claims.

For the half year to 27 June 2015, the charge relates to a gain of $45 million from the resolution of a historical legal claim against Arthrex, net of expenses and royalties, and a curtailment gain arising on post-retirement medical benefits in the US. These were partly offset by additional expenses primarily relating to the RENASYS distribution hold, which brings the total balance across both years to $35 million, and redundancies from the decision to cease production of HP802.

9.	Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2 July	31 Dec	27 June
	2016	2015	2015
	$m	$m	$m
Average rates
Sterling	1.43	1.53	1.52
Euro	1.12	1.11	1.12
Swiss Franc	1.02	1.04	1.06

Period-end rates
Sterling	1.33	1.48	1.57
Euro	1.11	1.09	1.12
Swiss Franc	1.03	1.00	1.07

10.	Assets held for sale

On 18 May 2016, the Group announced it had signed an agreement to divest its Gynaecology business for $350 million. The sale is subject to normal clearance procedures and this disposal is expected to complete during the second half of 2016 and as such the $10 million carrying value of the plant and equipment and inventory assets of this disposal group is presented as an asset held for sale.

The Gynaecology business primarily comprises the TRUCLEAR System for the hysteroscopic resection and removal of uterine tissue. Gynaecology delivered revenue of $56 million for the full year 2015, representing a little over 1% of Group revenue.

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

•	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 as adopted by the European Union; and

•	that the interim management report herein includes a fair review of the information required by:

a.	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

The Board of Directors of Smith & Nephew plc are as listed in the Smith & Nephew plc 2015 Annual Report.

By order of the Board:

Olivier Bohuon	Chief Executive Officer	28 July 2016
Julie Brown	Chief Financial Officer	28 July 2016

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the interim report for the half year ended 2 July 2016 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Group Cash Flow Statement, Group Statement of Changes in Equity and the related explanatory notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1 the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our Responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim report for the half year ended 2 July 2016 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FCA.

Stephen Oxley (Senior Statutory Auditor)

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

28 July 2016